GP INVESTMENTS ACQUISITION CORP.

150 E. 52nd Street, Suite 5003

New York, NY 10022

October 11, 2016

VIA EDGAR SUBMISSION

Mara L. Ransom
Assistant Director
Office of Consumer Products
Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	GP Investments Acquisition Corp.

Registration Statement on Form S-4 Filed on May 13, 2016, as amended

File No. 333-211355

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GP Investments Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to October 12, 2016, at 12:00 p.m., or as soon as practicable thereafter. We request that we be notified of such effectiveness by a telephone call to our counsel, Timothy M. Fesenmyer, at 212 735 2854, and that such effectiveness also be confirmed in writing.

In connection with this acceleration request, the undersigned registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority,   declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Respectfully submitted,

GP INVESTMENTS ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
Antonio Bonchristiano Chief Executive Officer